U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                  (Check One):

[ ] Form 10-K or Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q or Form 10-QSB [ ] Form N-SAR

             For Period Ended:  March 31, 2000
                                     --------------

                   [ ] Transition Report on Form 10-K or Form 10-KSB
                   [ ] Transition  Report on Form 20-F
                   [ ] Transition Report on Form 11-K
                   [ ] Transition  Report on Form 10-Q [ or Form 10-QSB]
                   [ ] Transition Report on Form N-SAR

                   For the Transition Period Ended:
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             Read Attached Instruction Sheet Before Preparing Form: Please Print
             or Type.

             Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
             -------------------------------------------------------------------
             If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
             ___________________________________________

                         Part I --Registrant Information

             Full Name of Registrant: Allied Products Corporation Former Name if Applicable
             Address of Principal Executive Office (Street and Number):
                                           10 South Riverside Plaza
             City, State and Zip Code:     Chicago, Illinois  60606

                       Part II -- Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

             [X]   (a)   The reasons described in reasonable detail in Part III
                         of this form could not be eliminated without unreasonable effort or expense;

             [X]   (b)   The subject annual  report,  semi-annual
                         report, transition report on Form 10-K or Form 10- KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q [or Form 10-QSB), or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

             [ ]   (c)   The accountant's statement or other exhibit required by
                         the Rule 12b-25(c) has been attached if applicable.

                              Part III -- Narrative

         State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The delay in the filing of the Company's 1999 Annual Report on Form 10-K until April 14, 2000 due to the negotiation of a $30,000,000 credit facility has resulted in the delay of reporting the results of operations for the quarter ended March 31, 2000. In addition, on March 7, 2000, the Company (i) transferred to a newly organized limited liability company ("New Bush Hog") substantially all of the assets and certain liabilities of the Bush Hog and Great Bend divisions constituting its Agricultural Products Group in exchange for all of the outstanding membership interests of New Bush Hog and (ii) sold membership interests representing 80.1% of the total outstanding membership interests of New Bush Hog to a limited liability company owned by members of the Henry Crown family of Chicago ("Bush Hog Investors") for a purchase price of approximately $126,500,000 subject to post closing adjustments.

                          Part IV -- Other Information

(1) Name and telephone number of person to contact in regard to this notification.

                Robert Fleck           (312)                  454-1020
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                     (Name)          (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or [X]Yes [ ] No 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding
     12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

(3)  Is it anticipated that any significant change in results of   [X]Yes [ ] No
     operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report the following results of operations for the three months ended March 31, 2000 and 1999:



                                                                Three Months Ended March 31,
                                                           2000 (unaudited)     1999 (unaudited)
                                                           ---------------      ---------------
        Net sales from continuing operations ............  $    19,016,000      $    45,338,000
                                                           ===============      ===============

       (Loss) before taxes from continuing operations ..   $    (7,326,000)     $   (16,006,000)

        Provision for income taxes ......................        5,650,000              --
                                                           ---------------      ---------------

       (Loss) from continuing operations ...............   $   (12,976,000)     $   (16,006,000)
                                                           ---------------      ---------------
        Discontinued operations, net of tax:
          Income from operations .......................   $     1,687,000      $     3,340,000
          Gain on disposition of discontinued operations        38,098,000              --
                                                           ---------------      ---------------

          Income from discontinued operations ..........   $    39,785,000      $     3,340,000
                                                           ---------------      ---------------

        Net income (loss) ............................     $    26,809,000      $   (12,666,000)
                                                           ===============      ===============










         The decrease in net sales from continuing operations reflects the effect of lower production levels at the Verson division resulting from a significant decrease in orders for new presses during 1999 and the first quarter of 2000. The decrease in the loss before taxes from continuing operations is primarily associated with the effect of revised cost estimates ($7,515,000) on certain loss jobs during the first quarter of 1999. No significant revisions in cost estimates on contracts in process were recorded in the first quarter of 2000. The provision for income taxes in the first quarter of 2000 related to certain temporary differences associated with continuing operations. The charge is for a valuation allowance for certain temporary differences that are expected to reverse and become, in the near term, net operating loss carryforwards subject to expiration.


                           Allied Products Corporation
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                  (Name of Registrant as specified in charter)

         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                                  /s/ Robert Fleck
                                          -------------------------------------
         Date: May 15, 2000          By:  Robert Fleck
                                          Vice President-Accounting and Chief
                                            Accounting & Administrative Officer